1191 Second Avenue	206.389.4510
10th Floor	Fenwick.com
Seattle, WA 98101

Katherine K. Duncan
KDuncan@Fenwick.com I 206.389.4537
July 21, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, DC 20549

Attention:	Stephen Kim
Rufus Decker
Donald Field
Mara Ransom

Re:	Remitly Global, Inc.
Draft Registration Statement on Form S-1
Submitted June 9, 2021
CIK No. 0001782170
Ladies and Gentlemen:
We are submitting this letter on behalf of Remitly Global, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated July 9, 2021 (the “Letter”), regarding the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001782170) confidentially submitted to the Commission on June 9, 2021 (the “Draft Registration Statement”). Concurrently herewith, we are transmitting confidential draft no. 2 of the Draft Registration Statement on Form S-1 (the “Draft No. 2”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

United States Securities and Exchange Commission
Division of Corporation Finance
July 21, 2021

Draft Registration Statement on Form S-1 Glossary of Terms Used in this Prospectus, page ii
1.    Elaborate upon your definition of “corridor” to explain why multiple remittance networks are established between send and receive countries, with a view to putting your references to “1,700 corridors worldwide” and “corridor-specific targets” in context.
In response to the Staff’s comment, the Company has revised its disclosure on page iii of the Draft No. 2.
Global Network - Conveniently Putting Money Safely in the Hands of Your Family, Wherever They Live, page 3
2.    We note your disclosure that your customers primarily send money from the United States, Canada, United Kingdom, other countries in Europe, and Australia and that your largest receive countries include India, the Philippines, and Mexico. Please revise to clarify your largest send country and quantify its revenue contribution. In this regard, we note from Note 16 on page F-33 that the United States appears to be your primary revenue generating geographic location.
In response to the Staff’s comment, the Company has revised its disclosure on page 4 of the Draft No. 2.
We Benefit from a Powerful Flywheel, page 7
3.    Provide support for your statements about the “$702 billion in total migrant remittance inflow volume in 2020” and the “$540 billion core serviceable available market of remittance [that] flows to low- and middle- income countries.”
The Company acknowledges the Staff’s comment and has supplementally provided in Exhibit A hereto the basis for certain statements about the industry and serviceable available market of the Company. The Company has also revised its disclosure on pages 1, 8, 99, 102, and 120 of the Draft No. 2 to revise the total migrant remittance inflow volume to include both formal and informal person-to-person channels and provided the basis for the updated statements in Exhibit A.
4.    In an appropriate place in your registration statement, disclose the underlying calculations that support your five-year LTV/CAC ratio of over 5x.
The Company respectfully advises the Staff that the Company considers the calculations and the values underlying the LTV/CAC ratio to be commercially sensitive because competitors could use the individual components, combined with the LTV/CAC ratios, to reverse-engineer the Company’s unit economics including its pricing and marketing strategies and use that information to their advantage. If the Company’s competitors can identify CAC and LTV separately, together with third-party traffic data from various media intelligence services (e.g. Alexa, Similarweb), they could build a robust picture of where the Company is purchasing efficient media, and the Company believes it is likely that they may copy the Company’s media investment strategy. In addition, approximately 80% of the Company’s annual media spend is bought through auction processes, and competitors’ actions could therefore materially increase the Company’s demand generation expenses as the higher number of participants in a media auction leads to higher costs-per-click. Identifying the underlying calculations for CAC and LTV

United States Securities and Exchange Commission
Division of Corporation Finance
July 21, 2021

would also allow competitors to understand the Company’s pricing strategy through the underlying unit economics driving LTV, which could reduce the Company’s competitive position if other companies attempted to copy the Company's corridor-specific pricing strategy.
5.    The depiction of cohort revenues in your chart on page 8 makes it difficult to discern whether revenues have declined or remained steady or both from year-to-year. Revise to clarify the chart or provide narrative disclosure that explains these trends.
In response to the Staff’s comment, the Company has revised its disclosure on pages 8, 9 and 102 of the Draft No. 2.
Expand into new countries and partner networks, page 9
6.    We note your disclosure that you plan to increase your reach to more than 4,500 corridors in the “coming years.” To the extent possible, please revise to clarify the time range applicable to this expansion plan.
In response to the Staff’s comment, the Company has revised its disclosure on pages 10 and 121 of the Draft No. 2 to delete references to the “coming years.” The Company has plans to increase its reach to thousands of additional corridors and is actively working toward that goal, but it is difficult to provide an approximate time range for our expansion plan given that there are factors outside our control, including the macroeconomic context, geopolitical forces, evolving consumer preferences, market dynamics, and regulatory requirements.
We transfer large sums of customer funds daily..., page 22
7.    Please revise to disclose the extent of your historical losses as a result of the risks you discuss here, with a view to putting this risk in context.
In response to the Staff’s comment, the Company has revised its disclosure on page 24 of the Draft No. 2.
If we do not or cannot maintain the compatibility of our platform..., page 30
8.    You mention the importance of strategic partners, particularly your financial institution partners, here. In an appropriate place in your Business discussion, please elaborate upon the role of these strategic partners, the material terms of any agreements you have with them and the extent to which your operations may be dependent on any of them.
In response to the Staff’s comment, the Company has revised its disclosure on pages 123 and 124 of the Draft No. 2.
A substantial amount of our revenue is derived from remittances to India, the Philippines and Mexico, page 42
9.    Please revise to quantify the percentage of revenue derived for each geographic location so investors can appreciate the discussed risk.

United States Securities and Exchange Commission
Division of Corporation Finance
July 21, 2021

In response to the Staff’s comment, the Company has revised its disclosure on page 45 of the Draft No. 2.
Use of Proceeds, page 62
10.    Please revise the third paragraph to more specifically identify and quantify the principal intended uses of the net proceeds. Refer to Item 504 of Regulation S-K.
In response to the Staff’s comment, the Company has added to the end of the third paragraph of “Use of Proceeds” on page 65 of the Draft No. 2: “At this time, we have not specifically identified a material single use for which we intend to use the net proceeds, and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us.”
Digital Banking Services, page 100
11.    To the extent available, please revise to quantify the number of customers who have set up Passbook accounts. In doing so, elaborate upon how this particular service has the potential to enhance your existing services or increase revenues by “promoting financial access.”
In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 107 of the Draft No. 2. With respect to the number of customers who have set up Passbook accounts, given Passbook was launched in February 2020 in partnership with Sunrise Bank, Passbook account openings are not yet material compared to transaction volumes in the Company’s remittance business. Accordingly, the Company respectfully advises the Staff that the number of customers who have set up Passbook accounts would not be helpful for investors in evaluating the Company’s overall business.
Remitly for Developers, page 102
12.    Please revise to discuss this service in greater detail. For instance, please explain in greater detail how a business customer would use Remitly for Developers in the cross- border context. Explain any potential revenue generation from this service and how this service fits into your overall business model.
In response to the Staff’s comment, the Company has revised its disclosure on page 109 of the Draft No. 2.
Principal Stockholders, page 147
13.    Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.
The Company respectfully advises the Staff that a subsequent amendment to the Draft No. 2 will provide updated information on the principal stockholders table as of June 30, 2021.
14.    Please refer to footnote (10). Please revise to disclose the natural person or persons who have voting or investment power with respect to the common stock listed in the table.

United States Securities and Exchange Commission
Division of Corporation Finance
July 21, 2021

The Company respectfully notes that it believes that no natural person or persons directly or indirectly exercise sole or shared voting or investment power with respect to the common stock held by Generation IM Sustainable Solutions Fund III, L.P. (“Generation”) and, therefore, no such persons are required to be named.
The Company has been advised that the voting and investment power of Generation is exercised jointly by eight individuals who serve on the management committee of Generation, and voting and disposition decisions require the approval of a majority of such members. Accordingly, no single individual member of the management committee has a controlling decision and no individual member of the management committee should be deemed a beneficial owner of the equity securities held by Generation.
The Company believes its view is consistent with the Staff’s position in The Southland Corp. SEC No-Action Letter (July 8, 1987, publicly available August 10, 1987) (the “No-Action Letter”). In the No-Action Letter, the Staff concurred in the view that no individual should be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act of 1934, as amended (the “Exchange Act”), of shares of common stock held by certain employee benefit plans of The Southland Corporation solely by virtue of the fact that such individual was a trustee of any such plan or a director of the company. Five trustees, who could only act by majority vote, administered each such plan. No trustee could act individually to vote or sell shares held by the plans. The Company also notes that the “rule of three,” as articulated by Romeo & Dye in The Section 16 Treatise and Reporting Guide, 5th Edition, in its analysis of beneficial ownership under Section 13(d) of the Exchange Act, based on the No-Action Letter, likewise supports its view. As the “rule of three” is stated therein, where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, then none of the individuals would be deemed a beneficial owner of the entity’s portfolio securities for purposes of Section 13(d) of the Exchange Act. Instruction 2 to Item 403 of Regulation S-K, promulgated under the Securities Act of 1933, as amended, provides that beneficial ownership shall be determined in accordance with Rule 13d-3 under the Exchange Act.
As discussed above, since voting and investment power over the equity securities held by Generation is exercised jointly by the management committee’s eight members and voting and disposition decisions require the approval of a majority of such members, none of the members would be deemed a beneficial owner of the equity securities held by Generation for purposes of Section 13(d). As such, beneficial ownership should not be attributed to any of the eight members of the management committee individually and none of the members should be required to be named in the Draft No. 2 in connection with the equity securities held by Generation.
Choice of Forum, page 154
15.    We note that your disclosure on page 57 states that “neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act.” We also note your disclosure in this section states that “the Federal Forum Provision will, to the fullest extent permitted by law, apply to suits brought to enforce any duty or liability created by the Exchange Act.” Please reconcile and revise as applicable.
In response to the Staff’s comment, the Company has revised its disclosure on page 60 of the Draft No. 2.

United States Securities and Exchange Commission
Division of Corporation Finance
July 21, 2021

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-8
16.    Please present proceeds from and payments of borrowings on a gross basis. Refer to ASC 230-10-45-7 and 45-9.
Revolving credit facility
We respectfully advise the Staff that we have considered the guidance in ASC 230-10-45-7 through 9 and determined that our payments and borrowings on our revolving credit facility qualify for net reporting. While we acknowledge that information about the gross amounts of cash receipts and cash payments can, for certain borrowings, be more relevant than information about the net amounts of such cash flows, we believe that the net amount of cash payments and borrowings on our revolving credit facility provides the most relevant and meaningful information to users of our financial statements, and is in line with the guidance in ASC 230 pertaining to cash receipts and payments for debt. The balances have quick turnover, occur in large volumes, and have short-maturities (ASC 230-10-45-8). As noted in Footnote 6 in the Notes to our Consolidated Financial Statements, “borrowings on the revolving credit facility are subject to mandatory repayment within 20 business days in an amount necessary to reduce the borrowings, in the aggregate, to an amount less than the Company’s customer funds account maintained with the lender.” Based on those provisions contained in our credit agreement, we could be required to repay our revolving credit facility in a short period of time, and we typically repay the amounts borrowed in full within a few business days. During the three months ended March 31, 2021 and 2020 and during the years ended December 31, 2020 and 2019, proceeds drawn down on the revolving credit facility were outstanding for less than 10 days on average, and in all events were repaid in full in a period less than 90 days. Given the nature of the revolving credit facility, specifically the quick turnover and large borrowings and repayments, we do not believe knowledge of the gross cash receipts and payments is necessary for the users of the financial statements to understand the entities cash flow activities. As such, we believe that net presentation is in accordance with the accounting literature and more relevant and meaningful information to the users of our financial statements. We will continue to monitor the nature of our short-term borrowings for any changes in the credit agreement and the nature of the cash flow activities, which could warrant gross presentation under ASC 230-10-45 paragraphs 7 through 9.
2019 Repayment of Term Loan
We further considered the guidance in ASC 230-10-45-7 through 9 in regard to payments and borrowings on our previously held term loan, which was fully repaid in 2019 when we refinanced our credit agreement. The original term loan was borrowed prior to 2019 and therefore was repaid over a time period that exceeds 90 days. Although not material to our consolidated Statements of Cash Flows, we have elected to separately present the $2.8 million in term loan repayments during the year ended December 31, 2019, for enhanced transparency to users of our financial statements. Please see updates on page F-8 of our Consolidated Financial Statements. In addition, we have updated Footnote 6 of the Notes to our Consolidated Financial Statements on page F-21 of Draft No. 2, to disclose the repayment.
2. Summary of Significant Accounting Policies Disbursement Prefunding, page F-11
17.    Please tell us who the disbursement partners are, how the disbursement prefunding amounts are held (e.g., bank account) and the related terms. Also, explain why these amounts do not

United States Securities and Exchange Commission
Division of Corporation Finance
July 21, 2021

qualify for treatment as cash and cash equivalents. Finally, tell us why the related cash flows are appropriately classified as operating activities, rather than as investing activities. Refer to ASC 230-10-20, ASC 230-10-45-5 and 230-10-50-1.
a.    Our disbursement partners and disbursement prefunding terms
The Company maintains relationships with disbursement partners in various countries. These partners are responsible for disbursing funds to recipients. Our network of over 3,500 global disbursement providers include major banks and leading global payment providers, including cash pick-up and mobile wallet partners. These relationships provide our customers with the choice of delivery and enable us to send funds to more than 3.5 billion bank accounts, over 630 million mobile wallets, and over 355,000 cash pickup locations, including retail outlets and banks.
The Company may send amounts to our disbursement partners in advance of our disbursement partners distributing funds to fulfill our customers’ requests (referred to as “disbursement prefunding”). Once transferred to our disbursement partners, our disbursement partners have legal title to and ownership of such prefunded amounts. In addition, as we do not have legal title or ownership of such amounts, Remitly must provide specific requests to our disbursement partners to move their funds to complete a disbursement for our customer. This differs from amounts we hold in our own bank accounts and have legal title to, which we record as cash and cash equivalents.
In addition, as noted on page F-11 of Draft No. 2, we do not earn interest on disbursement prefunding amounts held by our disbursement partners, they do not represent compensating balances, and are not legally restricted. Amounts are held by our partners and are legally owned by our disbursement partners (and not Remitly), and we are exposed to risk of loss in the event our disbursement partners fail, for any reason, to disburse funds to recipients in accordance with our instructions.
b.    Balance sheet classification
We performed an analysis of the disbursement prefunding balances held by our disbursement partners to assess the appropriate classification of such amounts, and concluded that they do not qualify for treatment as cash and cash equivalents pursuant to ASC 230, as follows:
Step 1 - assess if disbursement prefunding meets the definition of cash
ASC 230-10-20 defines Cash as: Consistent with common usage, cash includes not only currency on hand but demand deposits with banks or other financial institutions. Cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively may withdraw funds at any time without prior notice or penalty. All charges and credits to those accounts are cash receipts or payments to both the entity owning the account and the bank holding it. For example, a bank's granting of a loan by crediting the proceeds to a customer's demand deposit account is a cash payment by the bank and a cash receipt of the customer when the entry is made.
We determined that such amounts do not represent cash, as defined by ASC 230, primarily because such amounts do not represent currency on hand or demand deposits with banks or financial institutions that are held by us. This is based on the following factors:

United States Securities and Exchange Commission
Division of Corporation Finance
July 21, 2021

•The amounts are legally owned by our disbursement partners. Remitly does not have ownership or legal title of such amounts, and therefore such amounts do not represent cash on hand or demand deposits with banks or other financial statements held by us.
•Although we may distribute funds to our disbursement partners, we do not have the right to withdraw the funds at any time without prior notice or penalty. As we do not have legal title or ownership of such amounts, we must provide specific requests to our disbursement partners, to move the funds to fulfill our customers’ requests.
•In addition, we are also at risk of loss if the disbursement partner, for any reason, does not disburse the funds to recipients in accordance with our instructions.
As such, we determined that these amounts do not meet the definition of cash pursuant to ASC 230-10-20.
Step 2 - assess if disbursement prefunding meets the definition of cash equivalents
ASC 230-10-20 defines Cash Equivalents as: Cash equivalents are short-term, highly liquid investments that have both of the following characteristics:
a. Readily convertible to known amounts of cash
b. So near their maturity that they present insignificant risk of changes in value because of changes in interest rates.
Generally, only investments with original maturities of three months or less qualify under that definition. Original maturity means original maturity to the entity holding the investment. For example, both a three-month U.S. Treasury bill and a three-year U.S. Treasury note purchased three months from maturity qualify as cash equivalents.
When assessing whether disbursement prefunding balances meet the definition of cash and cash equivalents, we considered both the guidance above in ASC 230-10-20, as well as the Company’s cash and cash equivalents accounting policy, in accordance with ASC 230-10-50-1. The Company notes that while disbursement prefunding amounts are highly-liquid and have an original maturity of three months or less, as noted above, Remitly does not have legal ownership of or hold title to these amounts, and therefore such amounts possess certain risk of loss to Remitly. In addition, because Remitly does not hold legal title to these amounts, the execution of any movements of funds requires specific instructions from us to our disbursement partners who hold title to the amounts, and therefore, from the perspective of Remitly, do not meet the Company’s definition of ‘readily convertible to known amounts of cash.’ As such, we determined that disbursement balances held by our distribution partners do not meet the definition of cash and cash equivalents under the guidance in ASC 230 and in accordance with Company policy, should be presented separately on the balance sheet, akin to a receivable from our disbursement partners. Furthermore, although we provide specific instructions to our disbursement partners to request movement/disbursement of such prefunded balances, such amounts are not legally or contractually restricted as to withdrawal or usage and therefore do not constitute restricted cash or cash equivalents.
In order to further clarify our cash and cash equivalents policy to users of our financial statements, we have updated our policy in Footnote 2 in the Notes to our Consolidated Financial Statements on page F-11 of Draft No. 2. The underlined changes are marked as compared to our current disclosure.

United States Securities and Exchange Commission
Division of Corporation Finance
July 21, 2021

“The Company holds its cash and cash equivalents with financial institutions throughout the world, which management assesses to be of high credit quality. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents, so long as the Company has legal title to, or ownership of, such amounts held in these accounts. Amounts that are held in accounts for which the Company does not have legal title to or ownership of are recorded separately in our consolidated balance sheets, typically as disbursement prefunding balances. Cash and cash equivalents consist of cash on hand and various deposit accounts.”
c.    Statement of cash flows presentation
The Company respectfully advises the Staff that we considered the guidance in ASC 230-10-45 paragraphs 4 and 5 and understand that the statement of cash flows shall explain the changes during the period in the total of cash, cash equivalents, and restricted cash (and restricted cash equivalents). We note that disbursement prefunding is not classified as cash and cash equivalents or restricted cash in our Consolidated Financial Statements and therefore changes in the account balances should be included as cash flow activities within our statement of cash flows. As such, we evaluated the guidance in ASC 230 to assess the appropriate cash flow classification for changes in disbursement prefunding balances during the year.
Pursuant to ASC 230, a cash flow is first evaluated to determine if it meets the definition of an investing or financing activity. If it does not, then it is classified as an operating activity. As such, when evaluating the correct presentation in our statement of cash flows, we first assessed whether such amounts should be considered investing or financing activities by evaluating the guidance in ASC 230-10-45, paragraphs 11-16. In evaluating paragraphs 11-16, we noted that disbursement prefunding balances do not meet the criteria as investing or financing activities, primarily in that (a) the balances are not held with disbursement partners for the purposes of generating investment activity, nor do they represent the purchase or sale of investment securities or loans, and (b) do not represent the issuance of short-term or long-term borrowings, in that they do not generate interest. In addition, we looked to the guidance in ASC 230-10-45-16 and 17, noting that disbursement prefunding most closely resembles a short-term receivable, which would align with the criteria in ASC 230-10-45-16, which states:
“All of the following are cash inflows from operating activities:
a. Cash receipts from sales of goods or services, including receipts from collection or sale of accounts and both short- and long-term notes receivable from customers arising from those sales.”
In evaluating this guidance, the Company notes the following:
•These accounts are operational in nature, and fundamental to the Company’s operations related to the processing of international money transfers and revenue generating activities.
•The underlying balances are not held for investment or other purposes and such accounts do not bear interest or generate a return.
•The primary purpose of the prefunding arrangements is to ensure that we can meet our obligations to our customers and settle international transfers efficiently to the recipient in the receiving country. As such, these amounts are settling operational transactions, and do not represent the settlement of debt obligations.

United States Securities and Exchange Commission
Division of Corporation Finance
July 21, 2021

•As noted above, such amounts are analogous to a receivable from our disbursement partners, which would also be classified as an operating activity.
Furthermore, cash flows from operating activities are generally the cash effects of events that enter into the determination of net income. The Company notes that cash flows related to changes in disbursement prefunding balances are closely linked to the activities that generate net income and the Company’s overall operations, and as such represent operating activities pursuant to ASC 230.
Customer Support and Operations Technology and Development, page F-15
18.    Please disclose in detail the types of activities included in the customer support and operations and technology and development line items. In addition, please tell us whether any costs other than research and development costs are included in technology and development expenses. If so, also tell us how you considered presenting research and development costs separately pursuant to ASC 730-10-50-1.
Customer Support and Operations
As noted in Footnote 2 in the Notes to our Consolidated Financial Statements, Customer support and operations expenses consist primarily of personnel-related expenses associated with the Company’s customer support and operations organization including salaries, benefits, and stock-based compensation, as well as third-party costs for customer support services. Customer support and operations expenses also include corporate communication costs and professional services fees.
At a more detailed level, our Customer support and operations expenses include our customer service teams which directly support our customers, consisting of online support and call centers, and other costs incurred to support our customers, including related telephony costs to support those teams and investment in tools to effectively serve our customers, as well as increased customer-self service capabilities. This includes personnel in our Philippines and Nicaragua offices which support customer operations, including all salaries, wages, fringe benefits, and stock-based compensation costs, as well as travel and related office expenses.
Fraud prevention costs and costs for compliance tools are recorded within Transaction Expenses in the Consolidated Statements of operations.

Technology and Development
As noted in Footnote 2 in the Notes to our Consolidated Financial Statements, Technology and development expenses consist primarily of personnel-related expenses associated with the Company’s technology and development organization, including salaries, benefits and stock-based compensation. Technology and development expenses also include professional services fees and costs for software subscription services dedicated for use by the Company’s technology and development organization.
At a more detailed level, technology and development expenses primarily include our product and engineering teams, which represents our investment in developing enhancements to our existing products and platform along with the development of new products, and the related technology costs to support those teams, including additional software costs for employee tools and cloud services, to support our continued growth. As noted above, such costs also include professional services and other software subscription costs used specifically by the company’s product and engineering teams. As an

United States Securities and Exchange Commission
Division of Corporation Finance
July 21, 2021

organization, we continue to invest broadly in our technology and development efforts to improve our products in order to enhance our customer experience and expand the capabilities of our operating platform.
Consideration of Research and Development Expenses Pursuant to ASC 730
We respectfully advise the Staff that we have reviewed the guidance in ASC 730, specifically ASC 730-10-15 paragraphs 3-5, as well as ASC 730-10-55 paragraphs 1 and 2, in considering the disclosure requirements outlined in ASC 730-10-50-1.
As noted above, our technology and development expenses primarily include our product and engineering teams and their related personnel-expenses, as well as the related technology costs to support such teams. These expenses represent our deep investment in development enhancements to our existing products, developing new products, and efforts to improve our products, customer experience, and expand the capabilities of our operating platform. Our innovation activities are largely focused on enhancing our customer’s experience and include many ongoing projects at one time. Because our business model encourages the simultaneous research, design, development, and maintenance of both new and existing products and services, any dividing line between those costs described in ASC 730-10-55-1 and ASC 730-10-55-2 would be imprecise and inconsistent with our approach to how we operate our business, and support ongoing enhancements to our platform. We believe that to the users of our financial statements, the category of ‘technology and development’ expenses represents the true investment in our customer experience and our platform, which we are making with a relentless focus on customer centricity. Furthermore, our product and engineering teams routinely work on concurrent efforts to develop, enhance, maintain, and improve our products and operating platform, and therefore any effort to bifurcate such costs between ASC 730-10-55-1 and ASC 730-10-55-2 may not be precise or meaningful to the readers of our financial statements.
As such, we believe that segregating out any of these expenses, particularly given (a) the concurrent projects that our product and engineering teams dedicate their team to and (b) the way we invest in our customers and our platform, would not be meaningful or accurate to the level of investment we are making in our business and our customers. As a result, we believe our current presentation is the most relevant and meaningful to readers of our financial statements. We similarly believe that it would not be useful to provide an explanation in our filings as to why we do not disclose amounts that could be categorized as ASC 730-10-55-1 costs, and respectfully believe that this presentation is not uncommon in our industry amongst our peers.
As a response to the Staff’s comment, we have updated our accounting policy in Footnote 2 of the Notes to our Consolidated Financial Statements, as follows. We also note that we describe material trends in the components of our technology and development costs within Management’s Discussion and Analysis pages 87, 88, and 89 of Draft No. 2. The underlined changes are marked as compared to our current disclosure on page F-15 of Draft No. 2.
“Technology and development expenses consist primarily of personnel-related expenses for employees involved in the research, design, development and maintenance of both new and existing products and services associated with the Company's technology and development organization, including salaries, benefits and stock-based compensation. Technology and development expenses also include professional services fees and costs for software subscription services dedicated for use by the Company’s technology and development organization. Technology and development costs are generally

United States Securities and Exchange Commission
Division of Corporation Finance
July 21, 2021

expensed as incurred and do not include software development costs which qualify for capitalization as internal-use software. The amortization of Internal use-software costs which were capitalized in accordance with ASC 350-40, Intangibles - Goodwill and Other-Internal Use Software, are separately presented under the caption ‘Depreciation and Amortization’ in our Consolidated Statements of Operations."
General and Administrative, page F-15
19.    Please tell us why you do not appear to allocate any depreciation and/or amortization expenses to transaction expenses, customer support and operations, and/or technology and development expenses, when presumably some of the underlying assets are used in these respective functions. In addition, please tell us how you considered the guidance in SAB Topic 11:B in your income statement presentation.
We acknowledge the Staff’s comment and have revised our financial statements to separately present depreciation and amortization in our consolidated statements of operations within ‘costs and expenses’. In addition, in consideration of SAB Topic 11:B, we have updated the descriptions of our remaining costs and expense line items to note that they are ‘exclusive of depreciation and amortization, shown separately, above.’
10. Stock-Based Compensation, page F-26
20.    With regards to your 2019 Tender Offer, you disclose that the amounts paid in excess of the fair value of the common shares repurchased, totaling $4.0 million, were recorded as stock-based compensation expense for the year ended December 31, 2019. Please tell us how this was reflected in the tabular disclosure on page F-28, which only shows $3.7 million of stock-based compensation expense included in the statements of operations and does not appear to be related to the 2019 Tender Offer. Also, tell us why the disclosures in various line items on pages 78 and 79 related to changes in stock-based compensation between periods appear to contradict this tabular disclosure.
In response to the Staff’s comment, we have revised our financial statement footnote disclosure in Footnote 10 on page F-28 of Draft No. 2, in order to separately disclose the amounts related to the 2019 Tender Offer, as well as to reconcile such amounts to the related changes described in our Management’s Discussion and Analysis on page 87 of Draft No. 2. The underlined changes are marked as compared to our current disclosure on page F-28.
“The amounts paid in excess of the fair value of the common shares repurchased from the Company’s employees and founders, totaling $4.0 million were recorded as ~~stock-based~~ compensation expense for the year ended December 31, 2019, and are in addition to the amounts included as stock-based compensation expense in the above table. The $4.0 million of excess fair value was recorded in the following line items in the consolidated statements of operations: $0.2 million in marketing, $2.0 million in technology and development, and $1.8 million in general and administrative.”
We have also included the following disclosure on page 81 of Draft No. 2, in order to further reconcile this amount. The underlined changes are marked as compared to our current disclosure.

United States Securities and Exchange Commission
Division of Corporation Finance
July 21, 2021

“Personnel-related costs, including stock-based compensation expense, increased by $2.1 million, driven by a 41% year-over-year increase in marketing headcount, partially offset by a $0.2 million decrease in compensation expense related to a tender offer that occurred in 2019.”
General
21.    Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
Under separate cover, the Company has concurrently herewith supplementally provided the Staff with a copy of the corporate presentation slide deck that has been presented virtually, but not distributed, to potential investors in “testing-the-waters” meetings in reliance on Section 5(d) of the Securities Act of 1933, as amended. The Company respectfully requests the Staff destroy such materials upon completion of its review. To the extent that any written communications may in the future be presented to additional potential investors, the Company will provide the Staff with copies of any such written communication.
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Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559.

CC:	Matthew Oppenheimer	Sincerely,
Saema Somalya
	Remitly Global, Inc.	/s/ Katherine K. Duncan
Katherine K. Duncan
	Aman Singh Angela Park	Partner FENWICK & WEST LLP
Fenwick & West LLP

United States Securities and Exchange Commission
Division of Corporation Finance
July 21, 2021

Exhibit A
The $702 billion figure is supported by the table below, under the column 2020e, which is from the report from The Global Knowledge Partnership on Migration and Development, Migration and Development Brief 34, “Resilience: COVID-19 Crisis Through a Migration Lens” 2–4 (May 2021). (Link available: https://www.knomad.org/sites/default/files/2021-05/Migration%20and%20Development%20Brief%2034_1.pdf)
The $540 billion figure is supported by the below statement, which is included in the report from The Global Knowledge Partnership on Migration and Development, Migration and Development Brief 34, “Resilience: COVID-19 Crisis Through a Migration Lens” 2–4 (May 2021). (Link available: https://www.knomad.org/sites/default/files/2021-05/Migration%20and%20Development%20Brief%2034_1.pdf)
“In 2020, remittance flows to low- and middle-income countries (LMICs) reached $540 billion, only 1.6 percent below the $548 billion seen in 2019.”
The $1.5 trillion figure is the sum of $702 billion, which is estimated total migrant remittance inflow volume in 2020, and $850 billion of estimated unofficial remittances supported by the below statement, which was made by Mr. John Cassara, a Board of Advisors Member of Center on Sanctions and Illicit Finance, FDD, at a Congressional Testimony to the House of Financial Services Subcommittee on Terrorism and Illicit Finance on July 18, 2017. The full testimony is available at: https://docs.house.gov/meetings/BA/BA01/20170718/106297/HHRG-115-BA01-Wstate-CassaraJ-20170718.pdf

" . . . the International Monetary Fund believes, 'Unrecorded flows through informal channels are believed to be at least 50 percent larger than recorded flows.' So, using the above World Bank and IMF estimates, unofficial remittances may be greater than $850 billion per year, with a substantial portion of that originating from the United States."

United States Securities and Exchange Commission
Division of Corporation Finance
July 21, 2021

The World Bank and IMF estimates quoted in Mr. Cassara's statement are available at the following URLs.
https://www.imf.org/external/pubs/ft/fandd/basics/remitt.htm
https://www.worldbank.org/en/news/press-release/2017/04/21/remittances-to-developing-countries-decline-for-second-consecutive-year